

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : EC/FL/AL/CPP/188/02

BY AIRMAIL

27th November, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen



RE :   C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
        EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

..................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
     Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
        (via fax no. 2877 0863)

Annex A to Letter to the SEC
dated November 27, 2002 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1.   Document : Press Announcement regarding the Results of the Special General Meeting relating to, inter alia, Resolutions on the Adoption of a New Share Option Scheme and the Adoption of a Chinese Name

Date : _____ November 26 _____, 2002

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



C.P. POKPHAND CO. LTD.
卜蜂國際有限公司 *

(Incorporated in Bermuda with limited liability)

RESULTS OF THE SPECIAL GENERAL MEETING RELATING TO, INTER ALIA, RESOLUTIONS ON THE ADOPTION OF A NEW SHARE OPTION SCHEME AND THE ADOPTION OF A CHINESE NAME

> At the Special General Meeting, all resolutions put to Shareholders, including the resolutions relating to (1) the adoption of the New Scheme; and (2) the adoption of "卜蜂國際有限公司" as the Chinese name of the Company were duly passed by the Shareholders.

Reference is made to the circular of C.P. Pokphand Co. Ltd. (the "Company") dated 28th October, 2002 issued to the shareholders of the Company ("Shareholders"), which provided Shareholders with, inter alia, (i) a summary of the principal terms of a new share option scheme of the Company (the "New Scheme"); and (ii) the details of the adoption of a Chinese name of the Company to enable Shareholders to consider and, if thought fit, pass the resolutions put to them at the special general meeting of the Company to be held on 26th November, 2002 (the "Special General Meeting"). Such resolutions include resolutions relating to:

(1) the adoption of the New Scheme; and

(2) the adoption of "卜蜂國際有限公司" as the Company's Chinese name for the purpose of the Company's registration in Hong Kong.

The directors of the Company are pleased to announce that all resolutions put to the Shareholders, including the above mentioned two resolutions, were duly passed by the Shareholders at the Special General Meeting.

The said Chinese name has already been used by the Company for identification purpose only since 1988. Subject to the registration of the Chinese name with the Companies Registry in Hong Kong, the adoption of the Chinese name will become effective.

As the adoption of the Chinese name will not have any effect on the rights of the Shareholders, existing share certificates of the Company bearing the English name of the Company shall continue to be evidence of title to the shares of the Company and be accepted for trading and settlement purposes. Accordingly, the Company will not issue any new share certificate upon completion of the adoption of the Chinese name.

By Order of the Board
C.P. Pokphand Co. Ltd.
Sumet Jiaravanon
Chairman

Hong Kong, 26th November, 2002

* *For identification purpose only*



C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : EC/FL/AL/CPP/188/02

<u>BY AIRMAIL</u>

27th November, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

<u>Attn : International Corporate Finance</u>

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
      EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

...................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Receipt acknowledged by:-

Emily Choi
Company Secretary

Name:
Date:

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
    Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
        (via fax no. 2877 0863)